Exhibit 97

FASTENAL COMPANY
COMPENSATION FORFEITURE, RECOVERY AND TRUE-UP POLICY
(Adopted October 11, 2023)
Policy
The Board of Directors (the "Board") of Fastenal Company (the "Company") has adopted this Compensation Forfeiture and Recovery Policy (this "Policy") pursuant to Rule 10D-1 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") the Securities and Exchange Commission ("SEC") regulations promulgated thereunder, and applicable Nasdaq listing standards. Subject to and in accordance with the terms of this Policy, upon a Recoupment Event, each Covered Executive shall be obligated to return to the Company, reasonably promptly, the amount of Erroneously Awarded Compensation that was received by such Covered Executive during the Lookback Period. In addition, to the extent that the Company underpaid incentive compensation due to inaccurate financial statements, Covered Executives will be reimbursed for the difference.
Administration
This Policy will be administered by the Compensation Committee of the Board (the "Committee"). Any determinations made by the Committee will be final and binding on all affected individuals.
Definitions
"Accounting Restatement" means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (a) is material to the previously issued financial statements (commonly referred to as a "Big R" restatement) or (b) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a "little r" restatement).
"Covered Executive" means each of the Company's current and former Section 16 Officers.
"Erroneously Awarded Compensation" means, with respect to each Covered Executive in connection with an Accounting Restatement, the excess of the amount of Incentive-Based Compensation received by the Covered Executive during the Lookback Period over the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.
"Financial Reporting Measures" are any measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures derived wholly or in part from such measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.
"Incentive-Based Compensation" is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
"Lookback Period" means the three completed fiscal years immediately preceding the Required Restatement Date and any transition period (that results from a change in the Company's fiscal year) of less than nine months within or immediately following those three completed fiscal years.
A "Recoupment Event" occurs when the Company is required to prepare an Accounting Restatement.
"Required Restatement Date" means the earlier to occur of: (x) the date the Company's Board, a committee of the Board, or the officer(s) of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (y) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
"Section 16 Officer" is defined as an "officer" of the Company within the meaning of Rule 16a-1(f) of the Exchange Act.
"Section 409A" means Section 409A of the Internal Revenue Code and the regulations and guidance promulgated thereunder.

Exhibit 97 (Continued)
"True-Up Compensation" means, with respect to each Covered Executive in connection with an Accounting Restatement, any additional amount of Incentive-Based Compensation that would have been paid to the Covered Executive during the Lookback Period, had the Incentive-Based Compensation been determined based on the restated financial statements.
Amount Subject to Recovery
The Incentive-Based Compensation that is subject to recovery under this Policy includes such compensation that is received by a Covered Executive (i) on or after October 2, 2023 (even if such Incentive-Based Compensation was approved, awarded or granted prior to this date), (ii) after the individual began service as a Covered Executive, (iii) if the individual served as a Section 16 Officer at any time during the performance period for such Incentive-Based Compensation, and (iv) while the Company is publicly traded.
The amount of Incentive-Based Compensation subject to recovery from a Covered Executive upon a Recoupment Event is the Erroneously Awarded Compensation, which amount shall be determined by the Committee.
For purposes of this Policy, Incentive-Based Compensation is deemed received in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
Recovery of Erroneously Awarded Compensation
Promptly following a Recoupment Event, the Committee will determine the amount of Erroneously Awarded Compensation for each Covered Executive, and the Company will provide each such Covered Executive with a written notice of such amount and a demand for repayment or return. Upon receipt of such notice, each affected Covered Executive shall promptly repay or return such Erroneously Awarded Compensation to the Company. If the Covered Executive repays, chooses to forfeit, or returns Erroneously Awarded Compensation within a reasonable period of time (generally not to exceed ninety (90) days from the date of notification from the Company or as otherwise agreed to by the Company), the Covered Executive may elect to repay, forfeit or return the Erroneously Awarded Compensation by timely: (i) transferring funds to the Company, (ii) forfeiting any compensation that is not yet payable; or (iii) forfeiting stock options that the Covered Executive has received from the Company, whether vested or unvested, with an equivalent value to the Erroneously Award Compensation. If the Covered Executive does not timely repay, forfeit or return Erroneously Awarded Compensation, the Company shall recover Erroneously Awarded Compensation in a reasonable and prompt manner using any lawful method determined by the Committee, provided that recovery of any Erroneously Awarded Compensation must be made in compliance with Section 409A. The applicable Covered Executive shall also be required to reimburse the Company for any and all expenses (including legal fees) reasonably incurred by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.
Limited Exceptions
Erroneously Awarded Compensation will be recovered in accordance with this Policy unless the Committee determines that recovery would be impracticable and one of the following conditions is met:
•the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided the Company has first made a reasonable effort to recover the Erroneously Awarded Compensation; or
•the recovery would likely cause a U.S. tax-qualified retirement plan to fail to meet the requirements of Internal Revenue Code Sections 401(a)(13) and 411(a) and the regulations thereunder.
Reliance on any of the above exemptions will further comply with applicable listing standards, including without limitation, documenting the reason for the impracticability and providing required documentation to Nasdaq.
No Insurance or Indemnification
The Company will not indemnify any Covered Executive against the loss of any Erroneously Awarded Compensation (or related expenses incurred by the Covered Executive) pursuant to a recovery of Erroneously Awarded Compensation under this Policy, nor will it pay or reimburse a Covered Executive for any insurance premiums on any insurance policy obtained by the Covered Executive to protect against the forfeiture or recovery of any compensation pursuant to this Policy.

Exhibit 97 (Continued)
Additional Incentive Compensation Due to a Covered Executive
In the event of an Accounting Restatement, any True-Up Compensation due to a Covered Executive during the Look-Back Period will be paid to the Covered Executive as soon as practicable, but not later than the March 15 of the calendar year following the year in which the Accounting Restatement was complete. The amount of any True-Up Compensation shall be determined by the Committee in its discretion. However, in any payment of any True-Up Compensation must comply with Section 409A; in the event that a payment otherwise due under this Policy would not be in compliance with Section 409A, the amount will be forfeited. In addition, in no event whatsoever shall the Company or its officers, directors, employees or agents be liable for any additional tax, interest or penalties that may be imposed on Executive by Section 409A or damages for failing to comply with Code Section 409A.
Interpretation
The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. This Policy shall be applied and interpreted in a manner that is consistent with the requirements of Rule 10D-1 and any applicable regulations, rules or standards adopted by SEC or the rules of any national securities exchange or national securities association on which the Company's securities are listed. In the event that this Policy does not meet the requirements of Rule 10D-1, the SEC regulations promulgated thereunder, or the rules of any national securities exchange or national securities association on which the Company's securities are listed, this Policy shall be deemed to be amended to meet such requirements.
Amendment; Termination
The Board or the Committee may amend this Policy in its discretion and shall amend this Policy as it deems necessary to comply with the regulations adopted by the SEC under Rule 10D-1 and the rules of any national securities exchange or national securities association on which the Company's securities are listed. The Board or the Committee may terminate this Policy at any time. Notwithstanding anything herein to the contrary, no amendment or termination of this Policy shall be effective if that amendment or termination would cause the Company to violate any federal securities laws, SEC rules or the rules of any national securities exchange or national securities association on which the Company's securities are listed.
Other Recoupment Rights
Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar provision in any compensation plan agreement, and any other legal remedies available to the Company. This Policy is in addition to any other clawback or compensation recovery, recoupment or forfeiture policy that may be adopted by the Company from time to time, or any laws, rules or listing standards applicable to the Company, including without limitation, the Company's right to recoup compensation subject to Section 304 of the Sarbanes-Oxley Act of 2002, but shall supersede and replace in its entirety the Company's existing Executive Incentive Recoupment Policy adopted by the Board in 2016. To the extent that application of this Policy would provide for recovery of Erroneously Awarded Compensation that the Company recovers pursuant to another policy or provision, the amount that is recovered will be credited to the required recovery under this Policy.
Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.